Filed pursuant to Rule 424(b)(3) Securities Act File No. 333-234759
Investment Company Act File No. 811-23492

FRANKLIN BSP PRIVATE CREDIT FUND

SUPPLEMENT NO. 1 DATED MAY 5, 2023

TO THE PROSPECTUS DATED October 3, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Franklin BSP Private Credit Fund (“we,” “our” or the “Fund”), dated October 3, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Summary of Fees and Expenses in the Prospectus.

Updates to Prospectus

The following replaces the “Summary of Fees and Expenses” section:

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

SHAREHOLDER TRANSACTION EXPENSES	CLASS A	ADVISOR CLASS
Maximum sales load imposed on purchases(1)	2.00%	None
Maximum contingent deferred sales charge(2)	None	None

ANNUAL FUND EXPENSES(3) (as a percentage of average net assets attributable to Shares)
Management fee(4)	1.25%	1.25%
Incentive Fee(5)	—%	—%
Interest payments on borrowed funds and securities sold short(6)	0.45%	0.45%
Other expenses(7)	1.47%	1.47%
Distribution fee(8)	0.50%	None
Total annual fund expenses	3.67%	3.17%
Expense reimbursement(9)	(0.47)%	(0.47)%
Total annual fund expenses after expense reimbursement	3.20%	2.70%

(1)	Advisor Class Shares do not impose a front-end sales charge. Investors purchasing Class A Shares may be charged a sales load of up to 2.00% of the investment amount. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)	With respect to purchases of $250,000 or more only, investors will pay a contingent deferred sales charge of 1.00% for Class A Shares repurchased within 12 months of purchase.
(3)

Expenses have been calculated to reflect current fees for Class A and Advisor Class. Expenses assume the Fund raises $120 million in proceeds within the next 12 months resulting in an estimated average Net Assets of approximately $90 million.

(4)	The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s Net Assets.

(5)	The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Advisor during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments in portfolio companies. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. For purposes of computing the Fund’s pre-incentive fee net investment income, the calculation methodology will look through total return swaps as if the Fund owned the referenced assets directly. See “Management and Incentive Fees” for a full explanation of how the Incentive Fee is calculated.

(6)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected credit facility and short sales during the current fiscal year. See “Investment Objective, Opportunities and Strategies — Leverage.” The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes in an amount equal to 6.67% of its net assets. This analysis assumes an annual interest rate on borrowings of 6.73%.

(7)	Other expenses include accounting, legal and auditing fees of the Fund, organizational and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.

(8)	Class A Shares may charge an annual distribution and shareholder servicing fee of up to 0.50% per year, payable quarterly, of the average daily net assets attributable to Class A Shares. The Fund may use this fee to compensate Financial Intermediaries or financial institutions for distribution-related expenses and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s sub-transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or BSP may reasonably request.

(9)

The Advisor and the Fund have entered into the Expense Limitation Agreement. Under the Expense Limitation Agreement, the Advisor has agreed to reimburse the Fund’s initial organizational and offering costs, as well as the Fund’s operating expenses on a quarterly basis to the extent that the Fund’s total annualized fund operating expenses, inclusive of any fees the Fund has agreed to bear pursuant to 4(b) of the BSP Administration Agreement, but excluding (i) expenses directly related to the interest costs and structuring costs for borrowing and line(s) of credit, taxes, litigation and extraordinary expenses. (ii) incentive fees and (iii) any distribution and shareholder servicing fees in respect of the relevant month, exceed 2.25% of the Fund’s quarter-end NAV.

In consideration of the Advisor’s agreement to reimburse the Fund’s operating expenses, the Fund has agreed to repay the Advisor an Advisor Recoupment; provided, however, the Fund will pay the Advisor Recoupment only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable expense payment was made by the Advisor; and (ii) the Advisor Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap. For the avoidance of doubt, the Advisor Recoupment will not cause Fund expenses to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. See “Fund Expenses—Expense Limitation Agreement” for additional information. The Expense Limitation Agreement will remain in effect for a period of one year from the date of the agreement, unless and until the Board approves either agreement’s modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on notice to the Advisor during the initial one-year term; thereafter, each is terminable by either the Advisor or the Fund’s Board in accordance with its respective terms. See “Fund Expenses.”

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above and do not include any expense support from the Advisor.

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Share Class	1 Year	3 years	5 Years	10 Years
Advisor Class	$27	$93	$162	$344
Class A	$52	$126	$202	$402

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”